UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

20366P100

(CUSIP Number)

June 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20366P100

1.	Names of Reporting Persons. Wellington Management Company, LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 664,067(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 664,067(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,067(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)

12.	Type of Reporting Person (See Instructions) IA

(1)                                 Represents an aggregate of 664,067 shares of common stock issuable upon conversion of shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”).

(2)                                Based on 6,043,688 shares of common stock issued and outstanding as of May 6, 2013 plus an aggregate of 664,067 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

CUSIP No. 20366P100

1.	Names of Reporting Persons. Wellington Hedge Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 664,067(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 664,067(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,067(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)                                 Represents an aggregate of 664,067 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

(2)                                 Based on 6,043,688 shares of common stock issued and outstanding as of May 6, 2013 plus an aggregate of 664,067 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

Item 1.
	(a)	Name of Issuer: Community Financial Shares, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 357 Roosevelt Road Glen Ellyn, Illinois 60137

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by (i) Wellington Management Company, LLP, a Massachusetts limited liability partnership (“Wellington Management”), and (ii) Wellington Hedge Management, LLC, a Massachusetts limited liability company (“WHM”) (collectively, the “Reporting Persons”).

This Schedule 13G relates to securities of the Issuer held of record by certain investment advisory clients (“Clients”) of Wellington Management.  Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own such securities.  WHM is the managing general partner of the Clients.

	(b)	Address of Principal Business Office or, if none, Residence: c/o Wellington Management Company, LLP 280 Congress Street Boston, MA 02210
	(c)	Citizenship: Wellington Management - Massachusetts WHM - Massachusetts
	(d)	Title of Class of Securities: Common stock, no par value per share, of the Issuer (the “Common Stock”)
	(e)	CUSIP Number: 20366P100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.  The following information is provided as of June 14, 2013:

(a)

Amount beneficially owned:

Each of the Reporting Persons may be deemed to beneficially own 664,067 shares of Common Stock.  The foregoing excludes (i) 1,207,233 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Clients and (ii) 628,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock held by the Clients because (A) with respect to the Clients, the Series C Preferred Stock provides that a holder thereof does not have the right to convert the Series C Preferred Stock into Common Stock to the extent (but only to the extent) that such conversion would result in the holder, or any of  its affiliates, beneficially owning more than 9.9% of the Issuer’s outstanding Common Stock (the “9.9% Conversion Blocker”) and (B) the Series D Preferred Stock provides that a holder thereof does not have the right to convert the Series D Preferred Stock into Series C Preferred Stock to the extent that such conversion would result in a holder, together with its affiliates, owning or controlling in the aggregate more than a 9.99% voting ownership interest in the Issuer, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder and its affiliates of voting securities of the Issuer (the “Ownership Limitation”). Without the 9.9% Conversion Blocker and the Ownership Limitation, each of the Reporting Persons would be deemed to beneficially own 2,499,300 shares of Common Stock.

(b) Percent of class: 9.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 664,067.
(iii) Sole power to dispose or to direct the disposition of 0.
(iv) Shared power to dispose or to direct the disposition of 664,067.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Schedule 13G relates to securities of the Issuer held of record by certain investment advisory clients of Wellington Management. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

Ithan Creek Investors USB, LLC, a Delaware limited liability company (“Ithan LLC”), and Ithan Creek Master Investors (Cayman) L.P., a Cayman Islands limited partnership and sole member and manager of Ithan LLC (“Ithan LP”), are known by the Reporting Persons to have such right or power with respect to more than five percent of this class of securities.  Ithan LLC and Ithan LP have filed a separate Schedule 13D relating to their beneficial ownership of shares of Common Stock.

Ithan Creek Investors II USB, LLC, a Delaware limited liability company (“Ithan II LLC”), and Ithan Creek Master Investment Partnership (Cayman) II L.P., a Cayman Islands limited partnership and sole member and manager of Ithan II LLC (“Ithan II LP”), are known by the Reporting Persons to have such right or power with respect to more than five percent of this class of securities.  Ithan II LLC and Ithan II LP have filed a separate Schedule 13G relating to their beneficial ownership of shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

	By:	/s/ Gregory S. Konzal
Name: Gregory S. Konzal
Title: Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

	By:	/s/ Gregory S. Konzal
Name: Gregory S. Konzal
Title: Vice President